June 17, 2005
via U.S. mail

Manuel Pablo Zuniga-Pflucker
President and Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079



      Re:	BPZ Energy, Inc.
		Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed June 8, 2005
		File No. 333-122816

Dear Mr. Zuniga-Pflucker:

      	We have limited our review of your amended filing to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Management`s Discussion and Analysis and Plan of Operation, page
26

Liquidity and Capital Resources, page 28

1. We note the company has executed a mandate letter with the International Finance Corporation. Please provide us with a copy of the mandate letter and the financing criteria used by the International Finance Corporation. Advise us of how the company meets the criteria set forth. Also, advise us of when the International Finance Corporation anticipates completing its appraisal with respect to the viability of a financing arrangement with the company.
Engineering Comments
Business, page 12

Oil and Gas Resources, page 18

2. We note the statement, "Based on this data, GCA concluded that oil and gas resources exist in the Corvina and Piedra Redonda Fields that can be considered proved from a geological and engineering standpoint." Please delete this as it indicates a standard for proved reserves that is different from that in Rule 4-10(a) of Regulation S-X. You may disclose those missing elements that preclude your attribution of proved reserves here.

Closing Comments
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Mellissa Campbell Duru at (202) 551-3757 or me at
(202) 551-3745 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director

cc:	David Thayer, Esq.
      Adams & Reese LLP
      (713) 652-5152 (via facsimile)



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Mr. Zuniga-Pflucker
BPZ Energy, Inc.
June 17, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE